VIA EDGAR

December 10, 2010

Ms. Alison White

Senior Counsel, Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	VAROOM — Request for Acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Numbers 333-167372 and 811-04846) (the “Registration Statement”)

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, today, December 10, 2010, or as soon thereafter as practicable.

In connection with this request, Touchstone Securities, Inc., the underwriter, has also signed this letter requesting acceleration.

Very truly yours,

Touchstone Securities, Inc.	National Integrity Life Insurance Company

/s/ Rhonda S. Malone		/s/ Kevin L. Howard
By:	Rhonda S. Malone	By:	Kevin L. Howard
Title:	Secretary	Title:	Senior Vice President and General Counsel